US GOLD CORPORATION

99 George Street, 3rd Floor, Toronto, ON  M5A 2N4

Phone:  (647) 258-0395   Toll Free: (866) 441-0690   Fax:  (647) 258-0408

September 23, 2009

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4628

Washington, D.C. 20549-4628

Attention:  Ms. Suying Li

RE:	US Gold Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 13, 2009
Form 10-K/A for the Fiscal Year Ended December 31, 2008 Filed April 10, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009 Filed May 8, 2009
Form 10-Q for the Fiscal Quarter Ended June 30, 2009 Filed August 7, 2009
File No. 001-33190

Dear Ms. Li:

On behalf of US Gold Corporation (“we” or the “Company”), I am writing in response to the staff’s letter dated September 3, 2009.  As you are aware, most of the comments contained in the letter request information supplementally.  Accordingly, this letter contains responses to the comments.  Where appropriate, we have included specific language proposed to be included in the annual report in response to the comment.

Accordingly, our responses are as follows:

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.             We do not believe any response is necessary at this time.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 42

2.             The only long-lived assets other than those at the Magistral Mine are the inactive milling equipment in Nevada which are presented on our balance sheet with a total value of $777,819.  The fair values of those assets were determined based on the estimated salvage values of the equipment as determined by a third party expert (Lyntek Incorporated).

3.             In response to the specific points raised by the staff regarding our impairment policy for mineral property interests, please note as follows:

•                  In performing our impairment test, we considered the fair value of the land that we hold using a market approach using a combination of market value per ounce of resources, and market value per square mile of land. We did not consider the cash flows from the potential production and sale of gold ounces in the mineralized material on the mineral property interests in connection with our Nevada reporting unit, (which constitutes 97% of the mineral property balance) due to the nature of our resources.  While our mineral property interests are estimated to hold over 2 million ounces of measured and indicated gold resource, as defined by Canadian National Instrument 43-101 (“NI 43-101”), the estimates do not conform with the definition of “reserves” under the requirements of Industry Guide 7 as economic feasibility studies of mining and processing the mineralization have not been completed. As such, the appropriate evidence to perform estimates of future cash flows is not available and would not be accurate in supporting our long-lived assets.

•                  Given that our mineral properties are currently in the exploration phase, we do not feel that we have sufficient available evidence to estimate future cash flows based on reasonable assumptions about the assets as we do not have a realistic method of estimating the capital and operating cash flows from our exploration operations.  Therefore we used a market approach to estimate the fair value of the properties by using a combination of the observed market value per square mile in the region and an observed market value per ounce of mineralized material. This is consistent with the approach used by Duff & Phelps , the independent valuators that were used for our 2007 acquisitions, where observable market transactions were used to estimate the fair value of our mineral property interests.

•                  Estimated mineralized material quantities are determined by third-party engineers in NI 43-101 compliant resource reports.  A price range of $25-$27 per ounce of mineralized material was used, which was based on a review of 42 observable market transactions involving gold companies in established mining regions, resulting in the median price paid in transactions of $27.39 per ounce of measured and indicated resource and $24.90 per ounce of inferred resource.  Therefore, $27 and $25 per ounce were used for measured and indicated resource and inferred resource, respectively.  In our analysis, we also considered the positive drilling results that we have obtained since the original valuation was performed in 2007, as well as the increase in the price of gold since the valuation was performed which indicates that fair value of the mineral properties would exceed the carrying amount of the assets for the year ended December 31, 2008. Therefore, no impairment was recognized.

•                  In estimating the market price, we used an initial price of approximately $1.1 million per square mile based on a review of 8 observable market transactions involving gold companies in Nevada.

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•                  We group our long-lived mineral property assets by geological mineral complex as presented on page 13 of our Form 10-K for purposes of recognition and measurement of an impairment loss, as this represents the lowest level at which we allocate our exploration spending independent of other assets and liabilities.  In the United States, these mineral complexes each represent generally continuous parcels of land (except “other”) ranging from 40 to 93 square miles and are comprised of between 1,300 and 3,100 individual claim blocks.  This is consistent with paragraph 10 of SFAS 144, as the geological complex level represents the lowest level for which cash flows are largely independent of other assets and liabilities.

•                  Our mineral properties balance is comprised of the following complexes:

Tonkin Complex	$41,820,842
Gold Bar Complex	73,962,999
Limo Complex	50,097,728
Battle Mountain Complex	43,680,203
Other United States Properties	34,181,775
Magistral Mine	4,100,000
Mexican Exploration Properties	3,348,487
Balance at December 31, 2008	$251,192,034

•                  Our last impairment test was performed in October 2008.  Please see Appendix A as attached which includes the memo pertaining to the goodwill write-off and the subsequent asset impairment calculation schedules for our mineral property interests.

4.             In response to the specific points you raised regarding our impairment analysis for goodwill, please note as follows:

•                  Nevada and Mexico represent separate operating segments since they are independent of each other with separate management teams and assets.  The geological mineral complexes noted in Comment 3 cannot be considered separate reporting units as they do not separately own any assets (besides Tonkin), are not revenue generating, and discrete financial information is not prepared on a regular basis for management to review as per paragraph 30 of SFAS 142.  Please note per your comment that we do not have any operating mines.  US Gold has not had active mining operations since the mine at Tonkin was shut down in 1990, although the original infrastructure remains largely intact.  None of the other mineral complexes in Nevada have any physical assets or infrastructure.  The Magistral Mine in Mexico also contains physical assets and infrastructure and was last operational in 2005 prior to its acquisition by US Gold in 2007.

•                  It was determined that all of the goodwill resulting from the 2007 acquisitions would be attributed to the Nevada reporting unit since the rationale for the acquisitions was to consolidate the exploration prospects in Nevada adjacent to US Gold’s existing property in order to increase the probability of making a significant discovery.  All of the synergies and cost savings from the acquisition would be reflected in Nevada as US Gold did not have any presence in Mexico prior

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to the acquisition of Nevada Pacific Gold.  Since the Company did not feel that any synergies could be attributed to the Mexican property, no goodwill was allocated to it upon acquisition.

•                  We relied on a Market Approach to determine the fair value of the Nevada reporting unit.  For that reason, a present value technique is not applicable per paragraph 23 of SFAS 144.  We agree that in accordance with paragraph 25 of SFAS 144 the impairment amounts should be reflected in the continuing operations section of the income statement and we will amend the 2008 presentation as well as the Q3 2009 and December 31, 2009 financial statements accordingly.

Shareholders’ Equity, Page 66

5.             You have requested that the Company clarify the rights of the exchangeable shares compared to the shares of US Gold Corporation’s common stock.

In order to better understand the differences between the exchangeable shares and the shares of US Gold Corporation’s common stock (the “Common Stock”), it is helpful to understand the relationship between the issuers of those securities.  The Common Stock has been issued by the Company.  The exchangeable shares were issued by US Gold Canadian Acquisition Corporation, an Alberta corporation (“Exchange Co.”).  Exchange Co. has two classes of stock outstanding, common shares and exchangeable shares.  All of the common shares of Exchange Co. are owned by the Company.  The exchangeable shares are owned by the Company, a wholly-owned subsidiary of the Company called US Gold Alberta ULC and Canadian residents who were formerly shareholders of certain Canadian corporations previously acquired by the Company.  The exchangeable shares were issued in conjunction with that acquisition in 2007.

For ease of illustrating the differences between the securities, we have divided the discussion into the following categories:  Voting, Dividends, Liquidation, Redemption and Other.  We shall compare the relative rights of the securities in each of these categories below.

Voting

•                  Holders of the Common Stock are entitled to notice of, and to vote at, all meetings of shareholders held by the Company.  Each outstanding share of Common Stock is entitled to one (1) vote.

•                  Holders of the exchangeable shares, other than the Company and its subsidiaries, are entitled to notice of, and to vote at, all meetings of exchangeable shareholders of Exchange Co. and for all shareholder’s meetings of the Company.  Holders of the exchangeable shares, as a group, are entitled to elect one (1) of the three directors of Exchange Co.  On matters submitted to the shareholders of the Company, holders of the exchangeable shares are entitled to notice of, and to vote at such meetings, through a trustee.  Each outstanding exchangeable share is entitled to one (1) vote.

Dividends

•                  Holders of the Common Stock are entitled to share ratably in any dividends when, as and if declared by the board of directors.

•                  Holders of the exchangeable shares are also entitled to share ratably in any dividends declared on the shares of the Common Stock.  Holders of the exchangeable shares are entitled to share in any dividends declared on the Common Stock in the same amount and the same form of consideration as declared by the board of directors of the Company.  Accordingly, there is no difference in the dividend rights of the securities.

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Liquidation

•                  In the event of a liquidation, dissolution or winding up of Exchange Co., or any other distributions of the assets of that entity among its shareholders for the purpose of winding up its affairs, the holder of an exchangeable share is entitled to receive an amount equal to one share of Common Stock.

•                  In the event of liquidation, dissolution or winding up of the Company, or any other distribution of assets among its shareholders for the purpose of winding up its affairs, holders of the Common Stock would be entitled to share ratably in the net assets of the Company.

•                  In the event of the liquidation, dissolution or winding up of the Company, holders of the exchangeable shares would be entitled to receive, immediately preceding any such event, an equivalent amount of Common Stock in order that holders of the exchangeable shares may share pro-rata with the holders of the Common Stock in the distribution of assets of the Company.

Redemption

•                  The Common Stock is not redeemable under any circumstance.

•                  The exchangeable shares may be redeemed (“Retracted”) at the option of the holder at any time.  Upon retraction, holders of the exchangeable shares are entitled to receive the same number of shares of Common Stock as they owned of exchangeable shares.

•                  The exchangeable shares may also be redeemed by Exchange Co., at its sole discretion, and must be redeemed by Exchange Co. upon the earliest to occur of the following events:

(i)            On the seventh (7th) anniversary of the first issuance of the exchangeable shares, or

(ii)           When the number of exchangeable shares outstanding is less than 10 percent (10%) of the amount originally issued by Exchange Co., excluding exchangeable shares held by the Company or its subsidiaries.

In the event of redemption by Exchange Co., holders of the exchangeable shares are entitled to receive the same number of shares of Common Stock as they owned of exchangeable shares.

Other

In addition to the foregoing rights, the exchangeable shares are also subject to the following rights and obligations:

•                  The exchangeable shares are subject to call rights under which the Company and Alberta ULC each have an over-riding right to purchase all, but not less than all, of the exchangeable shares on the last business day prior to any liquidation, retraction or redemption by paying to holders of the exchangeable shares, shares of Common Stock.  The call rights are exercisable in the event of receipt of a retraction request, a proposed redemption by Exchange Co., or the proposed liquidation of Exchange Co.

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•                  Upon the occurrence and during the continuance of an insolvency event involving Exchange Co., holders of the exchangeable shares are entitled to require the Company or Alberta ULC to purchase any or all of the exchangeable shares held by that person.   The purchase price for any exchangeable shares shall be payable solely in shares of Common Stock on a one for one basis.

Based on the features of our exchangeable shares, they do not demonstrate any of the features described in paragraphs 9 through 15 of SFAS 150 including any cross references to paragraph 12 of SFAS 133.  The redemption rights only allow holders of exchangeable shares to redeem their shares for common stock. When exchanged, the holders of the exchangeable shares do not receive any assets of the Company, and only receive equity. Furthermore, the exchangeable shares do not have any features of a mandatorily redeemable financial instrument, and are not free-standing derivatives.  Further, EITF D-98 would not apply since the holders of the exchangeable shares only receive equity instruments in exchange and never are entitled to assets of the Company.

We trust this information is responsive to your questions.  In order to insure the adequacy of our proposed revisions, we shall await a further response from you prior to filing an amendment to our annual report on Form 10-K.

Sincerely,

US GOLD CORPORATION

/s/ Perry Y. Ing
Perry Y. Ing
Chief Financial Officer

cc:	Dufford & Brown, P.C.
KPMG LLP
Stark Winter Schenkein & Co., LLP

6

Memorandum

To:	File

CC:	KPMG LLP

From:	Perry Ing, CFO

Date:	03/11/08

Re:	Q3 Significant Developments – Impairment Testing Q3

Overview

Although US Gold’s annual impairment testing date is in the fourth quarter, FAS 142 states that triggering events should be considered as follows:

28. Goodwill of a reporting unit shall be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Examples of such events or circumstances include:

a. A significant adverse change in legal factors or in the business climate b. An adverse action or assessment by a regulator c. Unanticipated competition d. A loss of key personnel e. A more-likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of f. The testing for recoverability under Statement 144 of a significant asset group within a reporting unit g. Recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit.

Share Price Movements

During the third quarter of 2008, US Gold’s share price dropped significantly from $2.32 per share at the start of the quarter to close at $1.32 per share, a 43% decline (fig 1).  Combined with earlier declines during the year, US Gold’s share price has declined over 55% since the beginning of 2008.

November 3, 2008

Fig 1 — US Gold Share Price YTD 9/30/08

The following chart compares US Gold’s share price movement during the third quarter to the AMEX Gold Bugs Index of mining companies (ticker:  HUI).

Fig 2 — UXG vs. HUI Q3 2008

Based on this chart, it is evident that UXG’s share price has tracked the decline in the HUI index.  It would not be unexpected that the relative movements be more pronounced for UXG since we are a higher beta stock given our profile as a junior mining company whereas the HUI is composed of large producers (Barrick, Goldcorp and Newmont constitute 40% of the Index).  Therefore, it would be reasonable to conclude that the decline in UXG’s share price is due to sector weakness rather than company specific news (of which there was little of significance during the quarter).  However, the decrease in share price would make potential equity offerings more dilutive to existing shareholders, thereby reducing the attractiveness of this option to raise financing for future exploration.  UXG currently has enough cash for approximately 12 months before we would need to raise money.

Macroeconomic Factors

In recent months, the credit and equity markets have been in disarray as a result of global weakness stemming from the failures of US and foreign banking institutions with the origins in the collapse of the subprime mortgages in the US which have spread beyond to other sectors.  This has led to declines in the equities market in general, an aversion to risk and a need for liquidity.  In addition, as conditions are changing on a day to day basis, there is extreme volatility in the movement of share prices.

Governments around the world and the US government in particular, have taken a number of measures to restore stability in the world markets by bailing out failing institutions, increasing the availability of funds from central banks, intervening in the currency markets, reducing interest rates, and other measures.  At this time, it is unknown whether these measures will be successful.

Gold Prices

The macroeconomic conditions have caused large fluctuations in the price of gold.  However, as gold is a unique metal which is viewed as a store of wealth rather than industrial application, the decline in gold prices has been modest compared to all other metals.

Fig 3 — Gold Chart/Copper Chart

As shown in the charts, gold began the third quarter at $938 per ounce and ended the quarter at $885 per ounce, a decrease of 6%.  On the contrary, the price of copper (as shown in tonnes) decreased from approximately $8,800 per tonne to $6,400 per tonne, a decrease of 27% over the same period.  A report from the World Gold Council suggests that the downward pressure on gold prices has been a result of the need for liquidity whereby investors are selling gold to meet margin calls on other assets as well as the unwinding of hedge funds invested in gold.  Therefore, an analysis of the movement in gold prices suggests that gold prices have remained relatively strong and are still significantly higher than the 3 year average price from 2005 through 2007 of approximately $580 per ounce.  The average price during the third quarter was $870 an ounce which is approximately 50% higher than the average from 2005-2007.

Other Market Considerations

An analysis of our share price since the end of the third quarter reveals continued volatility with our shares closing as low as 44c on October 23, 2008.  Conversely, since then the share price has increased 57% to 69c as of October 30, 2008.

While there has generally been a significant decline in M&A and corporate activities in the mining sector since problems have worsened in recent months, on October 20, 2008, Barrick Gold entered into a $30M joint venture with Midway Gold, a junior mining company, for their Springer Valley Project in Nevada (http://www.midwaygold.com/s/NewsReleases.asp?ReportID=324436).  This shows that while the market may be temporarily depressed, major mining companies are still doing deals with juniors that have strategically important properties with potential.  We believe that this deal shows that UXG may be able to do a similar deal with Barrick or Newmont regardless of the economic climate if our exploration efforts are successful.  At the very least, would be an indicator of support of the carrying value of our Nevada properties exclusive of goodwill.

SEC Guidance

Based on recent guidance from the SEC, from October 13, 2008:

“Companies are strongly encouraged (although it is not required) to perform a reconciliation of total fair value of reporting units to total market capitalization, particularly if market comps are used to value reporting units. The Staff will ask for this analysis in their reviews as a check on the reasonableness of a company’s conclusions that no goodwill impairment exists. Just stating that there is an implied control premium is not an adequate reason to dismiss the issue; companies should perform the analysis, however no specifics were mentioned about what would be a persuasive response. In their reviews, the Staff has uncovered what they consider to be odd market comparables used for individual reporting units. For example, for a reporting unit that has one type of bank activity the comparables included banks with varied activities.

The Staff expects that many companies will need to perform a level two impairment analysis for the first time and may have difficulty completing that analysis before filing their third quarter 10-Qs. Those companies should be cognizant of the requirements of FAS 142 and the need to make an estimate of the amount of any impairment.

Overall, the Staff’s advice was that companies should anticipate what questions the Staff might ask about the accounting and judgments made when considering what disclosure is necessary. Transparency is critical.  This has to be strongly considered as an indicator of impairment.”

Conclusion

Based on this analysis, we believe a triggering event has taken place during the third quarter given the magnitude of the change in market conditions, our share price, and our need to raise cash within the next 12-18 months.  Although it is unknown whether share prices in the industry (and our ability to raise financing) will recover, it would not be feasible to reconcile our market capitalization (approximated $125M at the end of the quarter) to the carrying value of our primary asset (Nevada and Mexican properties) of approximately $265M, inclusive of goodwill of $107M.   Although a bottom up approach would allow us to conclude that the fair value of the underlying assets exceeds the carrying value of $159M, exclusive of goodwill, it would be impractical to reconcile our market capitalization to our carrying value with goodwill.  Therefore, it would be appropriate to consider our goodwill value impaired and a write-off taken for the current quarter.

US Gold Corporation

Market Transactions Approach - Sensitivity analysis

As of September 30, 2008

							Valuation with 10-50% discount applied
					@land multiple of		<10%	<20%	<30%	<40%	<50%
					$1,116,000	/sq m	1,004,400	892,800	781,200	669,600	558,000

					@resource multiple of		<10%	<20%	<30%	<40%	<50%
					$25	/oz	23	20	18	15	13

			Potential	Resource	Implied Value of US		Implied Value of US	Implied Value of US	Implied Value of US	Implied Value of US	Implied Value of US
		Sq Miles	Ounces	Multiple	Gold’s Interest		Gold’s Interest	Gold’s Interest	Gold’s Interest	Gold’s Interest	Gold’s Interest
Tonkin Complex
Pre-acquisition Tonkin		46.00	1,700,000	25	93,836,000		84,452,400	75,068,800	65,685,200	56,301,600	46,918,000
Cornerstone		4.80			5,356,800		4,821,120	4,285,440	3,749,760	3,214,080	2,678,400
Keystone Property		10.24			11,427,840		10,285,056	9,142,272	7,999,488	6,856,704	5,713,920
Fye Canyon Property		9.88			11,026,080		9,923,472	8,820,864	7,718,256	6,615,648	5,513,040
Pat Canyon Property		5.60			6,249,600		5,624,640	4,999,680	4,374,720	3,749,760	3,124,800
Patty Property (Indian Ranch)		15.64			17,454,240		15,708,816	13,963,392	12,217,968	10,472,544	8,727,120
South Keystone		0.90			1,004,400		903,960	803,520	703,080	602,640	502,200
	93.06				146,354,960		131,719,464	117,083,968	102,448,472	87,812,976	73,177,480

Gold Bar Complex
Benmark		2.53			2,823,480		2,541,132	2,258,784	1,976,436	1,694,088	1,411,740
Celt Property		19.64			21,918,240		19,726,416	17,534,592	15,342,768	13,150,944	10,959,120
Cottonwood Property		6.12	27,850	25	7,526,170		6,773,553	6,020,936	5,268,319	4,515,702	3,763,085
Gold Bar Horst		5.71	400,000	25	16,372,360		14,735,124	13,097,888	11,460,652	9,823,416	8,186,180
Gold Pick Property		0.94	286,900	27	8,221,540		7,399,386	6,577,232	5,755,078	4,932,924	4,110,770
Goldstone		4.51			5,033,160		4,529,844	4,026,528	3,523,212	3,019,896	2,516,580
Hunter Property		1.74	7,014	25	2,117,190		1,905,471	1,693,752	1,482,033	1,270,314	1,058,595
Ian		1.72			1,919,520		1,727,568	1,535,616	1,343,664	1,151,712	959,760
McClusky Pass Property		7.83			8,738,280		7,864,452	6,990,624	6,116,796	5,242,968	4,369,140
South Cabin Creek		2.71			3,024,360		2,721,924	2,419,488	2,117,052	1,814,616	1,512,180
Tonkin Summit		5.98			6,673,680		6,006,312	5,338,944	4,671,576	4,004,208	3,336,840
Gold Bar North		0.60			669,600		602,640	535,680	468,720	401,760	334,800
Kobeh		4.10			4,575,600		4,118,040	3,660,480	3,202,920	2,745,360	2,287,800
Roberts Creek		1.70	100,000	25	4,397,200		3,957,480	3,517,760	3,078,040	2,638,320	2,198,600
Vermouth		2.74			3,057,840		2,752,056	2,446,272	2,140,488	1,834,704	1,528,920
	68.57				97,068,220		87,361,398	77,654,576	67,947,754	58,240,932	48,534,110

Limo Complex
		44.00	300,000	25	56,604,000		50,943,600	45,283,200	39,622,800	33,962,400	28,302,000

Battle Mountain Complex
BMX Property		16.30			18,190,800		16,371,720	14,552,640	12,733,560	10,914,480	9,095,400
Timber Creek Property		9.98			11,137,680		10,023,912	8,910,144	7,796,376	6,682,608	5,568,840
Valmy Antler Property		2.90			3,236,400		2,912,760	2,589,120	2,265,480	1,941,840	1,618,200
Slaven Canyon		8.07	70,000	25	10,756,120		9,680,508	8,604,896	7,529,284	6,453,672	5,378,060
Fish Creek		2.30			2,566,800		2,310,120	2,053,440	1,796,760	1,540,080	1,283,400
	39.55				45,887,800		41,299,020	36,710,240	32,121,460	27,532,680	22,943,900

Other US Properties
New Pass		3.49	140,000	25	7,394,840		6,655,356	5,915,872	5,176,388	4,436,904	3,697,420
Bat Ridge (Utah)		6.30			7,030,800		6,327,720	5,624,640	4,921,560	4,218,480	3,515,400
South Carlin		2.00			2,232,000		2,008,800	1,785,600	1,562,400	1,339,200	1,116,000
Squaw Creek		4.75			5,301,000		4,770,900	4,240,800	3,710,700	3,180,600	2,650,500
Red Ridge		3.90			4,352,400		3,917,160	3,481,920	3,046,680	2,611,440	2,176,200
Knolls		5.69			6,350,040		5,715,036	5,080,032	4,445,028	3,810,024	3,175,020
Big Antelope Springs		0.80			892,800		803,520	714,240	624,960	535,680	446,400
Kent Springs		0.30			334,800		301,320	267,840	234,360	200,880	167,400
Clover Valley Project		1.68			1,874,880		1,687,392	1,499,904	1,312,416	1,124,928	937,440
Buffalo Canyon Property		1.50			1,674,000		1,506,600	1,339,200	1,171,800	1,004,400	837,000
	30.41				37,437,560		33,693,804	29,950,048	26,206,292	22,462,536	18,718,780
Total Area at Sep 30, 2008		275.59

FV of US Properties					383,352,540		345,017,286	306,682,032	268,346,778	230,011,524	191,676,270

Carrying Value of mineral assets					253,689,374		253,689,374	253,689,374	253,689,374	253,689,374	253,689,374
Goodwill					—		—	—	—	—	—
ARO Liability					(5,886,295)		(5,886,295)	(5,886,295)	(5,886,295)	(5,886,295)	(5,886,295)
Deferred tax liability					(88,186,800)		(88,186,800)	(88,186,800)	(88,186,800)	(88,186,800)	(88,186,800)
					159,616,279		159,616,279	159,616,279	159,616,279	159,616,279	159,616,279

Net					223,736,261		185,401,007	147,065,753	108,730,499	70,395,245	32,059,991
					FV>CV		FV>CV	FV>CV	FV>CV	FV>CV	FV>CV

					Conclusion:

Pass; Subsequent to the goodwill writeoff, a market value approach supports the remaining carrying value of our properties. This is confirmed even through discounted scenarios whereby both the land and mineral resource values are reduced by up to 50%. It should be noted that the 3 year average gold price has increased significantly compared to the 3 year average gold price at the time the acquisitions were completed.